August 4, 2006
Ms. Linda van Doorn
Senior Assistant Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Dear Ms. Van Doorn:
This letter contains the responses of Great Wolf Resorts, Inc. (“GWR” or “the Company”) to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) with respect to (a) GWR’s Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 16, 2006, and (b) GWR’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed on May 5, 2006, in your letter dated July 31, 2006 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2005
Financial Statements
Report of Independent Registered Accounting Firm, page 57
1.	We note that the audit report does not appear to be signed by your independent accountants. Please confirm to us that you obtained a manually signed audit report from your independent registered public accounting firm, Deloitte & Touche, LLP, at the time of this filing, in accordance with Rule 302 of Regulation S-T. If a manually signed audit report was properly obtained, in future filings, revise the report to include a conforming signature preceded by the /s/ designation in accordance with Rule 301 of Regulation S-T and as required by Article 2-02 of Regulation S-X. Please also provide the requested information related to the report of your independent registered public accounting firm on management’s assessment of and the effectiveness of internal controls over financial reporting included at page 86.

Ms. Linda van Doorn
August 4, 2006

GWR’s Response:

We did obtain a manually signed audit report from our independent registered public accounting firm, Deloitte & Touche, LLP, at the time of our filing, in accordance with Rule 302 of Regulation S-T. In future filings, we will revise the report to include a conforming signature preceded by the /s/ designation in accordance with Rule 301 of Regulation S-T and as required by Article 2-02 of Regulation S-X. We also obtained a manually signed report from our independent registered public accounting firm, Deloitte & Touche, LLP, at the time of our filing, on management’s assessment of and the effectiveness of internal controls over financial reporting. In future filings, we will also provide the requested information (that is, a conforming signature preceded by the /s/ designation) related to the report of our independent registered public accounting firm on management’s assessment of and the effectiveness of internal controls over financial reporting.
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Item 6. Exhibits, page 32
Exhibits 31.1 and 31.2
2.	We note that your certifications include the title of the certifying individual in the “I, [identify the certifying individual], certify that:” line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

GWR’s Response:

We confirm to you our officers signed the certifications discussed above in a personal capacity. We will revise our certifications in future filings to exclude the title of the certifying individual from the opening sentence.
*   *   *   *

Ms. Linda van Doorn
August 4, 2006

     GWR acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if you require any additional information to respond to this submission.
Sincerely,
/s/ James A. Calder
James A. Calder
Chief Financial Officer
Great Wolf Resorts, Inc.
122 West Washington Avenue
Madison, WI 53703
Phone: 608.661.4749
Fax: 608.661.4701